UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE
13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2021

Commission File Number 001-39025

9F Inc.

(Translation of registrant’s name into English)

Jiufu Building, Rongxin Technology Center

Chaoyang District, Beijing 100102

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F  ☒ Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Change of Director and Senior Management Positions

This current report on Form 6-K was submitted in connection with changes in the board of directors and senior management of 9F Inc. (the “Company”).

Resignation of Mr. Yanjun Lin as Director and Chief Financial Officer

On May 31, 2021, Mr. Yanjun Lin notified the Company of his intention to resign from his position as a director and as Chief Financial Officer of the Company. Mr. Lin’s resignation was prompted by his decision to focus on his other responsibilities, including as the director of one of our key subsidiaries, Fuyuan Securities Limited, in which role he will continue to serve. His resignation was not the result of any disagreement with the Company on any matter relating to the Company’s operations, policies or practices.

On behalf of the Company, Mr. Lei Liu, Chief Executive Officer, would like to express our deepest gratitude to Mr. Lin for his contribution during his tenure as a director and as Chief Financial Officer of the Company and for his distinguished service and lasting contributions to the Company. The Company is also confident that it will continue to benefit from Mr. Lin’s extraordinary insight on our industries and his leadership as he remains on the board of Fuyuan Securities Limited.

Appointment of Ms. Li Zhang as Chief Financial Officer

On May 31, 2020, our board of directors appointed Ms. Li Zhang, currently serving as Director of Internal Audit and Internal Control of the Company, as Chief Financial Officer of the Company, effective Mary 31, 2021.

Ms. Li Zhang has served as Director of Internal Audit and Internal Control of the Company since 2019. Before joining us, Ms. Zhang served as Chief Financial Officer of Agile Fund, a venture capital firm focusing on the technology, media and telecom, sports, fitness and wellness-related sectors in China, from 2018 to 2019. Prior to that time, Ms. Zhang served as Director of Risk and Compliance of USANA Health Sciences, Inc. and was in charge of audit and compliance matters relating the company’s operation in China from 2015 to 2018. Ms. Zhang also worked for PricewaterhouseCoopers as a senior manage from 2005 to 2015. Ms. Zhang received her bachelor degree in Computer Application Technology from North University of China in 1999 and holds an M.B.A from Tingshua University.

Changes to Senior Management Positions

Effective May 31, 2021, the Company made the following changes to its existing senior management positions as a result of ongoing management organizational efforts to better serve the Company’s current business strategy:

The positions of Vice President and Chief Operating Officer of the Company, and Chief Executive Officer of the Company’s International Businesses and Fuyuan Securities Limited were removed.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

9F Inc.

	By:	/s/ Lei Liu
	Name:	Lei Liu
	Title:	Chief Executive Officer

Date: June 1, 2021